Filed pursuant to Rule 433

Registration Statement Nos. 333-202913 and 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET (U1299)

Offering Period: July 31, 2015 – August 30, 2015

18 Month High/Low Coupon Callable Yield Notes
Linked to the S&P 500® Index and the Russell 2000® Index

Product Terms

•	18 month High/Low Coupon Callable Yield Notes linked to the performance of the S&P 500® Index and the Russell 2000® Index.
•	Subject to Early Redemption, coupon payments will be made quarterly in arrears at the Applicable Rate.
•	If a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity.
•	If a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch.
Trade Date:	Expected to be August 31, 2015.
Settlement Date:	Expected to be September 3, 2015.
Underlyings:	The S&P 500® Index and the Russell 2000® Index.
Applicable Rate**:

• If a Knock-In Event does not occur, expected to be 9.00% per annum.

• If a Knock-In Event occurs during any Observation Period, on the immediately following Coupon Payment Date and each subsequent Coupon Payment Date, expected to be 1.00% per annum.
Coupons will be calculated on a 30/360 basis.

Coupon Payment Dates***:	Subject to Early Redemption, quarterly, beginning on December 3, 2015 to and including the Maturity Date.
Observation Dates***:	Quarterly, beginning on November 30, 2015 to and including the Valuation Date.
Early Redemption:	Prior to the Maturity Date, the Issuer may redeem the securities on any Coupon Payment Date scheduled to occur on or after December 3, 2015, upon notice on or before the immediately preceding Observation Date at 100% of the principal amount of the securities, together with any applicable coupon payment.
Knock-In Level**:	For each Underlying, expected to be between [70%-75%] of its Initial Level.
Knock-In Event:	Occurs if, on any trading day during any Observation Period, the closing level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Early Redemption, If (a) a Knock-In Event occurs, Principal Amount x (1 + the Underlying Return of the Lowest Performing Underlying); (b) a Knock-In Event does not occur, Principal Amount.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, calculated as follows: (Final Level – Initial Level)/Initial Level; subject to a maximum of zero.
Observation Periods:	There are six quarterly Observation Periods; the first Observation Period will be from but excluding the Trade Date, to and including the first Observation Date. Each subsequent Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.
Valuation Date:	February 28, 2017
Maturity Date:	March 3, 2017
CUSIP:	22546VHY5

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.
** To be determined on the Trade Date

*** Please see the accompanying preliminary pricing supplement for the specific dates.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (Knock-In Event Does Not Occur)(1)(2)(3)	Redemption Amount per $1,000 Principal Amount (Knock-In Event Occurs)(1)(2)(3)
50%	0%	$1,000	$1,000
40%	0%	$1,000	$1,000
30%	0%	$1,000	$1,000
20%	0%	$1,000	$1,000
10%	0%	$1,000	$1,000
0%	0%	$1,000	$1,000
-10%	-10%	$1,000	$900
-20%	-20%	$1,000	$800
-30%	-30%	N/A	$700
-40%	-40%	N/A	$600
-50%	-50%	N/A	$500
(1)	Does not include any expected coupon payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.
(3)	Assumes a Knock-In Level of 72.50%** (the midpoint of the expected range).

Certain Product Characteristics

•	Early Redemption at the option of the Issuer.
•	If a Knock-In Event does not occur, coupon payment at 9.00%** per annum; return of principal.
•	If a Knock-In Event occurs, on the immediately following Coupon Payment Date and each subsequent Coupon Payment Date, coupon payment at 1.00%** per annum; return based on the Underlying Return of the Lowest Performing Underlying.
•	Knock-In Level expected to be between [70%-75%]** of the respective Initial Level for each Underlying.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs and the Final Level of the Lowest Performing Underlying is less than its Initial Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid coupons, at maturity or upon Early Redemption.
•	If a Knock-In Event occurs during any Observation Period, the Applicable Rate on the immediately following Coupon Payment Date and each subsequent Coupon Payment Date is expected to be 1.00% per annum**.
•	The Redemption Amount will be less than the principal amount even if only one Underlying causes a Knock-In Event and the Final Level of only one Underlying is less than its Initial Level.
•	The securities are subject to Early Redemption, which may limit your ability to accrue coupons over the full term of the securities.
•	The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: July 31, 2015 – August 30, 2015

18 Month High/Low Coupon Callable Yield Notes

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated July 31, 2015, Underlying Supplement dated May 4, 2015, Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:
http://www.sec.gov/Archives/edgar/data/1053092/000095010315006029/dp58340_424b2-u1299.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.